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04 FEB -5 7:21

Danske Bank

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85

04012625

5 February 2004

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	26

Please contact us immediately if you do not receive all the pages

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Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Announcement of the Financial Results 2003 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

2/9

Danske Bank

To the Editor

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 69 82 24
Fax +45 33 69 82 25

February 5, 2004

Danske Bank – net profit of DKr9,286m for 2003

Danske Bank has today announced its results for 2003. The announcement of financial results and the annual report can be viewed at www.danskebank.com/reports. Highlights are shown below:

- The Danske Bank Group recorded a net profit of DKr9,286m, against a net profit of DKr8,242m for 2002. This is the best financial result in the Group's history.
- Earnings per share rose 16%.
- Core earnings amounted to DKr10,467m, against DKr10,156m in 2002. The increase was primarily a result of favourable developments in the activities of Danske Markets and the Group's banking activities in Sweden and of reduced expenses.
- Core income remained largely at the level recorded in 2002.
- Expenses fell by 4% to DKr14,820m. The cost/core income ratio improved to 55.0% from 57.2% in 2002.
- The charge for bad and doubtful debts rose by DKr242m to DKr1,662m but remained at a low level.
- Earnings from investment portfolios totalled DKr2,569m, against DKr1,008m in 2002.
- The Board of Directors is proposing a dividend of DKr6.55 per Danske Bank share, up 38% from DKr4.75 in 2002.
- During the first six months of 2004, Danske Bank will repurchase own shares of a total market value of DKr3bn. During 2004, the Board of Directors will consider whether to repurchase additional shares.

Danske Bank

- Core earnings for 2004 are expected to be slightly higher than for 2003.

Commenting on the results, Danske Bank's chief executive, Peter Straarup, said, "Danske Bank Group enhanced its competitiveness in 2003, and the prospects of economic improvement in our home markets in northern Europe support expectations that 2004 will be another good year for the Group."

Danske Bank

Steen Reeslev

Contacts:

Thursday, February 5, from 2pm
Peter Straarup, Chairman of the Executive Board, tel. +45 33 44 01 07
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 33 44 11 47

12055 2001.12

Danske Bank

Stock Exchange Announcement No. 3/2004
February 5, 2004

Announcement of financial results

2003

Danske Bank

Danske Bank Group - financial highlights

CORE EARNINGS AND NET PROFIT FOR THE YEAR (DKr m)	2003	2002	2001	2000	1999
Net interest income from banking activities, etc.	15,617	15,859	16,754	15,529	7,630
Fee and commission income, net	5,984	5,842	5,926	5,981	3,394
Trading income*	3,237	2,968	3,411	2,973	2,443
Other core income	1,127	1,276	1,171	1,122	522
Core insurance earnings	1,004	1,119	1,045	788	832
Total core income	26,949	27,065	28,307	26,393	14,821
Operating expenses and depreciation	14,820	15,489	16,275	16,148	9,215
Core earnings before provisions	12,129	11,576	12,032	10,245	5,606
Provisions for bad and doubtful debts	1,662	1,420	1,752	1,100	447
Core earnings	10,467	10,156	10,280	9,145	5,159
Profit on sale of subsidiaries	-	-	240	83	703
Earnings from investment portfolios	2,569	1,008	870	2,451	459
Merger costs	-	-	-	2,721	-
Adjustment of accounting policies and estimates	-	-	-	265	-
Profit before tax	13,036	11,164	11,390	8,703	6,321
Tax	3,750	2,922	2,677	2,399	1,293
Net profit for the year	9,286	8,242	8,713	6,304	5,028
Portion attributable to minority interests	-	-	-	57	43

BALANCE SHEET AT DECEMBER 31 (DKr bn)	2003	2002	2001	2000	1999
Bank loans and advances	523	475	476	444	308
Mortgage loans	458	469	448	420	73
Bonds and shares	484	433	356	259	147
Due to credit institutions and central banks	300	320	241	213	158
Deposits	484	428	400	367	266
Issued bonds	765	700	673	563	150
Subordinated debt	34	31	32	30	21
Shareholders' equity	60	60	57	51	30
Total assets	1,826	1,752	1,539	1,363	701

RATIOS AND KEY FIGURES	2003	2002	2001	2000	1999
Net profit for the year per share, DKr	13.3	11.5	11.9	8.2	9.4
Net profit for the year as % p.a. of average shareholders' equity	15.2	14.0	16.0	11.5	16.4
Core earnings as % p.a. of average shareholders' equity	17.1	17.2	18.9	16.8	17.0
Cost/core income ratio, %	55.0	57.2	57.5	61.2	62.2
Solvency ratio, %	11.0	10.5	10.3	9.6	11.0
Core (tier 1) capital ratio, %	7.7	7.8	7.3	6.8	7.4
Dividend per share, DKr	6.55	4.75	4.75	4.40	2.50
Share price at December 31, DKr	138.8	117.4	135.1	141.8	80.9
Book value per share, DKr	89.9	84.8	78.0	70.5	57.5
Number of full-time-equivalent staff at December 31:					
Danske Bank and consolidated subsidiaries	16,114	16,969	17,564	18,930	12,397
Non-consolidated subsidiaries (insurance companies)	821	848	857	876	1,126

* Inclusive of net interest income, fees, commissions and securities and foreign exchange income.
For the year 2000, the Danske Bank and RealDanmark groups have been consolidated on a pro forma basis.

Results

Danske Bank Group realised a net profit of DKr9,286m for 2003, against DKr8,242m for 2002. The pre-tax profit was DKr13,036m, compared with DKr11,164m the year before. Earnings per share increased 16%.

The Group's core earnings totalled DKr10,467m, thus matching the expectations announced in the report for the first nine months of 2003. Core earnings in the fourth quarter of 2003 were DKr2.327m, against DKr2,059m in the fourth quarter of 2002.

Core income remained largely at the level recorded in 2002.

Net interest income amounted to DKr15,617m, a fall of 2% from the amount booked in 2002. Increasing business volume in Norway, Sweden and the mortgage finance area could not fully compensate for the effect of the decline in money market rates.

Earnings from fees and commissions rose by 2% owing especially to increases in refinancing fees and guarantee commissions.

Income from trading activities showed a sound 9% increase on 2002.

The DKr151m fall in other core income is due, among other things, to lower profit on the Group's property in 2003 and to the fact that, in 2002, this item was positively affected by a reversal of reserves made against lawsuits.

Core insurance earnings declined to DKr1,004m, primarily because of an increase in provisions for run-off business (loss-of-earnings-capacity insurance).

Operating expenses and depreciation fell by 4% from the level recorded in 2002. The cost/core income ratio improved to 55.0% from 57.2% in 2002.

Provisions for bad and doubtful debts rose by DKr242m to DKr1,662m. Bad and doubtful debts stood at 0.15% of total loans and guarantees and thus remained at a low level compared with the Group's expected average loss.

As stated above, core earnings totalled DKr10,467m, which was 3% higher than the level recorded in 2002.

Earnings from investment portfolios totalled DKr2,569m, against DKr1,008m in 2002. Investment portfolios in the banking business generated earnings of DKr1,493m. This amount includes a profit of DKr286m on the partial hedging of an expected decline in income in the banking business as a result of falling interest rates.

Upon the merger with RealDanmark in November 2000, the Bank made a commitment to reduce its holding of shares in companies providing the financial infrastructure in Denmark. In the first half of 2003, the Bank recorded a profit of DKr264m on the sale of shares in PBS Holding A/S. The Bank also sold shares in PBS International Holding A/S. The latter sale, which did not have any effect on the result for 2003, is subject to an agreement on subsequent adjustment of the purchase price. Consequently, the Bank has now fulfilled all the commitments to the Danish Competition Authority. In 2002, earnings from investment portfolios included a profit of DKr103m on the sale of shares in the Copenhagen Stock Exchange and the Danish VP Securities Services.

Danica Pension recorded a satisfactory return of DKr1,076m on its investments, against a loss of DKr809m in 2002. Consequently, the Group was able to book risk allowances from previous years totalling DKr954m, which contributed to the positive trend in earnings from investment portfolios.

The Group's tax charge for 2003, including tax on loan loss reserves, is calculated to be DKr3,750m, corresponding to a tax rate of 29%.

The return on equity rose from 14.0% in 2002 to 15.2%.

Balance sheet

The total assets of the consolidated Group were DKr1,826bn at the end of 2003, against DKr1,752bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr188bn, against DKr177bn at the end of 2002.

Loans and advances extended by the banking business increased by DKr44bn to DKr523bn. The increase included a DKr49bn rise in repo transactions, primarily with foreign financial institutions, and a net fall in domestic loans and advances of DKr4bn, the result of a DKr10bn increase in loans and advances to retail customers and a DKr14bn fall in loans and advances to corporate customers. Modest business investment had an adverse effect on short-term lending in particular. Foreign loans and advances fell by a net amount of DKr1bn, the effect of a DKr8bn increase in the other Nordic countries and a DKr9bn fall in non-Nordic countries. Adjusted for the trend in exchange rates, foreign loans and advances rose by DKr10bn.

Mortgage lending increased by DKr29bn over the year to DKr498bn at the end of 2003.

Bonds and equities amounted to DKr494bn, against DKr433bn at the end of 2002. The increase of DKr61bn since the end of 2002 was due to the rise in holdings of own mortgage bonds issued in December 2003 to refinance mortgage loans at the beginning of 2004.

Deposits totalled DKr484bn at the end of 2003, up DKr56bn on the level recorded at the end of 2002. The increase, excluding repo transactions, totalled DKr25bn and was evenly distributed between Danish and non-Danish units and across various customer segments.

Capital and solvency

The share capital totalled DKr7,116,758,490 at the end of 2003 after the cancellation of the 20,324,151 shares bought back in the second quarter of 2002.

Shareholders' equity was DKr60bn at the end of the year. The change in equity since the end of 2002 reflects, besides the net profit for the year less dividends and new accounting provisions (see Accounting policies, etc.), the buyback of shares.

In 2003, Danske Bank repurchased shares of a total market value of DKr5.0bn, comprising 39,410,097 shares at an average price of 126.9. This reduced the number of shares outstanding from 711,675,849 at the end of 2002 to 672,265,752 at the end of 2003. At the next annual general meeting, the Group will propose that the shares bought back in 2003 be cancelled.

In accordance with the overall financial goal of providing a competitive return to shareholders, the target for the dividend payout ratio has been changed from about 40% to about 50%. The Board of Directors is proposing that the annual general meeting approve a dividend of DKr6.55 per share, corresponding to a total dividend payment of DKr4,661m. The dividend equals 50% of the net profit for the year.

The solvency ratio at the end of 2003 stood at 11.0%, of which 7.7 percentage points derive from the Group's core (tier 1) capital. The share buyback alone reduced the core (tier 1) capital ratio by 0.6 of a percentage point.

In 2003, new legislation allowed the use of hybrid capital. Hybrid capital will rank below supplementary capital and form part of the core capital. Hybrid capital may be raised in foreign currency, and this will help to protect the core (tier 1) capital ratio against exchange rate fluctuations.

In order to optimise the use of capital, the Group has changed its target for the core (tier 1) capital ratio from 6.5% to about 7.0%, with hybrid capital expected to account for about 0.5%. The target for the solvency ratio remains unchanged at 9.5%.

In the first half of 2004, Danske Bank will repurchase own shares of a total market value of DKr3bn. During 2004, the Board of Directors will consider whether to repurchase additional shares.

Supplementary capital amounted to DKr34bn at the end of 2003, against DKr31bn a year earlier. As part of its ongoing refunding of supplementary capital, Danske Bank raised loans of nominal amounts of €500m, £350m and NKr500m in 2003 by the issue of notes, and redeemed notes of nominal values of $500m and DKr100m. Moreover, the Bank converted a loan with a nominal value of £150m to one with a nominal value of NKr1,770m.

CAPITAL AND SOLVENCY (DKr m)	2003	2002
Core capital, less statutory deductions	58,699	58,654
Supplementary capital, less statutory deductions	25,351	22,646
Total capital base, less statutory deductions	84,050	81,300
Total weighted items	766,985	774,160
Solvency ratio, %	11.0	10.5
Core (tier 1) capital ratio, %	7.7	7.6

Incentive programmes

The Group's share-based incentive programmes consist of share options, rights to buy conditional shares and employee shares. The total number of share options allotted for the accounting year 2002 was 1,464,800, of which the Executive Board members received 138,600. The strike price was fixed at DKr118.50.

The number of share options allotted for the 2003 accounting year will be announced at the release of Danske Bank's first-quarter report for 2004.

The number of rights to purchase conditional shares allotted for the accounting year 2002 was 402,082, of which Executive Board members received 9,706. For 2003, DKr46m was expensed to provide for rights to purchase conditional shares.

An amount of DKr16m was expensed to the employee share programme in 2003.

Accounting policies, etc.

The announcement has been prepared in compliance with the Copenhagen Stock Exchange guidelines for issuers of listed securities and the executive order on banks' annual accounts issued by the Danish Financial Supervisory Authority. The Group has not changed its accounting policies from those followed in the annual accounts for 2002 except in the instances indicated below.

Unlisted securities are recognised at their estimated fair value. According to the previous accounting policies, unlisted securities were recognised at the lower of cost and fair value. Other significant holdings were valued according to the equity method.

Intangible assets acquired after January 1, 2003, are recognised at cost and amortised over their expected useful life, with a maximum of 20 years. Intangible assets, apart from goodwill on acquisition, were previously charged fully to the profit and loss account in the year of acquisition. Furthermore, leasehold improvements effected after January 1, 2003, are capitalised under tangible assets and depreciated over their expected useful life.

These changes have resulted in an increase in assets and shareholders' equity at January 1, 2003, of DKr250m. Since the effect on assets and equity is immaterial, comparative figures have not been re-stated and the value adjustment is recognised directly in shareholders' equity at January 1, 2003. The overall effect of the changes is an increase in the profit before tax for 2003 of DKr172m and DKr122m after tax. The changes resulted in an increase of DKr372m in total assets and shareholders' equity as at December 31, 2003.

The Annual Report for 2003 is available on Danske Bank's Web site at www.danskebank.com. The printed version will be available in mid-February.

Annual general meeting

The annual general meeting of Danske Bank will be held on Tuesday, March 23. 2004, at 2.00pm at the Tivoli Concert Hall, Tietgensgade 20, Copenhagen, Denmark.

The Board of Directors is proposing that the annual general meeting approve a dividend of DKr6.55 per Danske Bank share for 2003, or a total of DKr4,661m. The dividend paid out in 2002 totalled DKr3,477m.

Financial reports

Danske Bank has planned the announcement of financial reports for 2004 to take place on the following dates:

First-quarter Report:	May 6, 2004
Interim Report:	August 17, 2004
Nine-month Report:	October 26, 2004

Business areas

CORE EARNINGS BEFORE PROVISIONS (DKr m)	2003	2002	Index 03/02	Share 2003	Share 2002
Banking Activities	8,065	8,155	99	66%	70%
- Banking Activities, Denmark	5,630	5,839	96	46%	50%
- Banking Activities, International	2,435	2,316	105	20%	20%
Mortgage Finance	2,133	2,195	97	18%	19%
Danske Markets	1,172	354	331	10%	3%
Danica Pension	1,004	1,118	90	8%	10%
Danske Capital	283	360	79	2%	3%
Other	-528	-606	87	-4%	-5%
Total Group	12,129	11 576	105	100%	100%

In October 2003, Danske Bank announced that it would implement organisational adjustments to take effect on January 1, 2004. This decision involved the separation of the activities of Banking Activities, Denmark, into a Danske Bank division and a BG Bank division and the integration of Danske Capital as a division of Danske Markets.

This announcement follows the organisational structure in effect in 2003.

Total core earnings before provisions increased by 5% in comparison with 2002 primarily as a result of favourable developments in the activities of Danske Markets and the Group's banking activities in Sweden and of reduced expenses.

Earnings from banking operations in Denmark fell by 4%, reflecting the fact that cost savings could not fully offset the effect of the fall in the average money market rate during the year.

The lower money market rate also reduced the return on capital allocated to Mortgage Finance and Danica Pension. Furthermore, Danica Pension increased provisions for run-off business.

Moreover, low activity in the capital markets caused a decline in the earnings of Danske Capital.

The category Other reflects severance payments of DKr462m, against DKr311m in 2002. This increase was offset by lower cost of capital, including supplementary capital, in 2003. Furthermore, a profit of nearly DKr80m on the currency hedging of earnings at the non-Danish units is included in the category.

Banking Activities

BANKING ACTIVITIES (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	12,841	13,715	3,227	3,179	3,159	3,276	3,396
Fee income	5,106	5,033	1,244	1,269	1,320	1,273	1,338
Other income	987	1,001	206	208	343	230	247
Core income	18,934	19,749	4,677	4,656	4,822	4,779	4,981
Operating expenses and depreciation	10,869	11,594	2,873	2,585	2,797	2,614	3,061
Core earnings before provisions	8,065	8,155	1,804	2,071	2,025	2,165	1,920
Total assets (avg.)	515,586	510,148	501,705	520,439	517,335	523,047	513,54
Risk-weighted items (avg.)	432,182	430,319	426,384	431,663	435,406	435,380	424,94
Allocated capital (avg.)	28,092	27,971	27,715	28,058	28,301	28,300	27,621
Core earnings before provisions as % p.a. of allocated capital	28.7	29.2	26.0	29.5	28.6	30.6	27.
Cost/core income ratio, %	57.4	58.7	61.4	55.5	58.0	54.7	61.

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In 2003, Banking Activities accounted for two-thirds of the Group's total core earnings before provisions. Core earnings before provisions remained largely unchanged from the level recorded in 2002, reflecting a fall in core income of 4% and a reduction of costs of 6%.

BANKING ACTIVITIES, DENMARK (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	9,018	9,792	2,277	2,251	2,218	2,272	2,42
Fee income	3,913	3,981	938	950	1,027	998	1,07
Other income	759	797	156	152	265	186	19
Core income	13,690	14,570	3,371	3,353	3,510	3,456	3,68
Operating expenses and depreciation	8,060	8,731	2,109	1,932	2,098	1,921	2,29
Core earnings before provisions	5,630	5,839	1,262	1,421	1,412	1,535	1,39
Total assets (avg.)	258,770	263,587	256,248	254,804	260,101	264,057	264,07
Risk-weighted items (avg.)	218,887	217,360	220,264	218,525	220,084	216,639	215,89
Allocated capital (avg.)	14,228	14,128	14,317	14,204	14,305	14,082	14,03
Core earnings before provisions as % p.a. of allocated capital	39.6	41.3	35.3	40.0	39.5	43.6	39.
Cost/core income ratio, %	58.9	59.9	62.6	57.6	59.8	55.6	62.

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

Core earnings before provisions from Banking Activities, Denmark, stood at DKr5,630m, against DKr5,839m in 2002, reflecting a fall of 4%.

The trend in core earnings was attributable to a 6% decline in core income due to falling net interest income triggered by the decrease of around 1 percentage point in short-term money market rates over the year. This entailed a fall in the return on allocated capital and also reduced earnings on the deposit surplus.

Customers' increased use of self-service systems and a decline in the value of assets held in custody accounts triggered a fall in fee income.

The fall in costs of 8% was attributable mainly to falling IT costs and lower headcount.

Total lending remained unchanged at the level recorded at the end of 2002. Healthy sales of new property financing solutions contributed to an increase in lending to retail customers. On the other hand, short-term lending to business customers declined.

The Bank maintained its market share of lending at 28%, while its share of deposits fell from 36% in 2002 to 35% in 2003.

Moreover, securities trading was affected by economic trends. Bond trading volume was slightly higher than in 2002, and sales of unit trust certificates were even better. Equity trading volume was marginally higher than in 2002, particularly as a result of accelerating activity in the second half of 2003.

The Group saw a net increase in the customer base in 2003. Both Danske Bank and BG Bank recorded an inflow of young customers in particular, partly due to sales of new customer packages and successful marketing campaigns. Generally, the inflow of large business customers was satisfactory, whereas the number of small business customers fell modestly.

The number of branches was reduced by 24 in 2003, bringing the total number of branches in both banks down to 465.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	3,823	3,923	950	928	941	1,004	974
Fee income	1,193	1,052	306	319	293	275	26[illegible]
Other income	228	204	50	56	78	44	5[illegible]
Core income	5,244	5,179	1,306	1,303	1,312	1,323	1,29[illegible]
Operating expenses and depreciation	2,809	2,863	764	653	699	693	76[illegible]
Core earnings before provisions	2,435	2,316	542	650	613	630	52[illegible]
Total assets (avg.)	256,816	246,561	245,457	265,535	257,234	258,990	249,46[illegible]
Risk-weighted items (avg.)	213,295	212,959	206,120	213,138	215,322	218,741	209,04[illegible]
Allocated capital (avg.)	13,864	13,842	13,398	13,854	13,996	14,218	13,58[illegible]
Core earnings before provisions as % p.a. of allocated capital	17.6	16.7	16.2	18.8	17.5	17.7	15.[illegible]
Cost/core income ratio, %	53.6	55.3	58.5	50.1	53.3	52.4	59.[illegible]

CORE EARNINGS BEFORE PROVISIONS (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Norway	510	649	84	170	117	139	177
Sweden	672	321	181	164	138	169	6[illegible]
UK	692	769	156	173	197	166	16[illegible]
USA	257	270	57	47	75	78	54
Other international activities	304	307	64	76	86	78	71
Banking Activities, International	2,435	2,316	542	650	613	630	529

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each division is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

Core earnings before provisions from international banking operations were up DKr119m on earnings in 2002 despite less favourable exchange rates in most of the Group's foreign markets. The trend in foreign exchange rates reduced the earnings of Banking Activities, International, by some DKr140m. When the effect of exchange rate fluctuations is eliminated, international banking activities advanced 11%.

Norway

Core earnings before provisions from Norwegian banking activities declined by DKr139m to DKr510m. When the effect of changes in exchange rates is eliminated, core earnings fell by 10%. Core income grew by 2% and expenses by 10% in local currency.

Expenses increased because additional provisions were made for pension commitments and because expenses for the expansion of the branch network grew.

Lending to retail and business customers increased by 15% and 4%, respectively, from the levels recorded at the end of 2002 and totalled NKr60bn. Net interest income remained stable in local currency despite a significant fall in the Norwegian money market rate. Fee income rose by 4% in local currency as a result of higher income from payment services.

Fokus Bank's market share of both loans and deposits was 4%. Fokus Bank serves 230,000 customers.

In 2003, Fokus Bank opened 4 new branches and closed 5 branches, bringing the total number of branches down to 63. Sound growth in sales of customer packages lifted the number of customers who bank exclusively with Fokus Bank. The inflow of attractive business customers also continued, and Fokus Bank is now the principal banker of 10% of the top 500 Norwegian enterprises.

Sweden

Core earnings before provisions from Swedish banking operations increased by DKr351m to DKr672m. Core income grew by 7% in local currency, while expenses fell by 18%.

The downward trend in costs was due primarily to the completion of adjustments to the customer account system made in 2002 and the first quarter of 2003.

Lending to retail customers increased by 12% from the volume recorded at the end of 2002, and lending to businesses went up by 17%. Total lending amounted to SKr92bn.

Net interest income and fee income rose as a result of growing volume, which was attributable primarily to the inflow of new customers. However, the narrowing of margins following the considerable fall in interest rate levels in 2003 had an adverse effect on net interest income. Equity-based fee income suffered from the low trading volume on the Stockholm Stock Exchange.

The Danske Bank Group's share of the Swedish market advanced to 8% of loans and advances and to 4% of deposits. Danske Bank serves 180,000 customers in Sweden.

The Group closed 2 branches in 2003, reducing the number of branches to 44.

The UK

Core earnings before provisions from UK banking activities declined by DKr77m to DKr692m in 2003. When the effect of changes in exchange rates is eliminated, core earnings fell by DKr28m.

Core income grew by 8% in local currency, mainly because of a rise in fee income.

The expansion of business with existing large corporate customers and the inflow of profitable medium-sized customers were the main drivers of the rise in income.

Expenses rose as a result of increased pension commitments and performance-based compensation.

The USA

Core earnings before provisions from US banking activities fell by DKr13m to DKr257m in 2003. When the effect of the dollar depreciation is eliminated, core earnings rose by DKr13m. Core income grew by 6% and expenses by 8% in local currency.

Expenses rose as a result of higher variable transaction costs.

Other international banking activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. At these units as a whole, core earnings before provisions amounted to DKr304m, against DKr307m in 2002.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	3,226	3,054	788	851	783	804	847
Fee income	186	175	47	28	41	70	47
Other income	128	241	61	-24	16	75	52
Core income	3,540	3,470	896	855	840	949	946
Operating expenses and depreciation	1,407	1,275	370	347	360	330	349
Core earnings before provisions	2,133	2,195	526	508	480	619	597
Total assets (avg.)	519,491	483,837	531,733	526,630	514,058	505,173	493,242
Risk-weighted items (avg.)	241,963	229,705	247,771	244,896	239,535	235,483	234,173
Allocated capital (avg.)	15,728	14,931	16 105	15,918	15,570	15,306	15,221
Core earnings before provisions as % p.a. of allocated capital	136	147	13.1	12.8	12.3	162	15.7
Cost/core income ratio, %	39.7	36.7	41.3	40.6	42.9	34.8	36.9

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency businesses in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

In 2003, Mortgage Finance generated core earnings before provisions of DKr2,133m, against DKr2,195m in 2002.

Core income amounted to DKr3,540m in 2003, against DKr3,470m the year before. Net interest income and fee income increased as a result of the growing loan portfolio and strong refinancing activity in the first half of 2003. Falling interest rates, however, put downward pressure on the return on allocated capital and liquid funds. The investment of liquidity in short-term, high-yield bonds at a price above par led to a negative market value adjustment that reduced other core income.

Operating expenses and depreciation went up from DKr1,275m in 2002 to DKr1,407m in 2003. The increase in costs is attributable primarily to expenses for the conversion of Realkredit Danmark's IT systems to Danske Bank's IT platform and for the development of new systems to handle interest-only loans.

For 2003 as a whole, FlexLån® accounted for 52% of all Realkredit Danmark's loan disbursements, against 55% the year before. At the end of 2003, FlexLån® accounted for 40% of the mortgage loan portfolio, against 34% at the beginning of the year.

On October 1, Realkredit Danmark launched interest-only loans, a new type of mortgage loans for homeowners. An amendment to the Danish Mortgage Credit Act allowed the introduction of this new loan type, which has a 10-year interest-only option exercisable during the term of the loan at the borrower's discretion. So far, Realkredit Danmark's customers have shown considerable interest in interest-only loans. In the last three months of 2003, Realkredit Danmark disbursed loans with an interest-only option worth DKr20bn; FlexLån® accounted for 95% of this amount.

Realkredit Danmark's gross lending totalled DKr168bn in 2003, against DKr110bn in 2002.

The Group's market share of total Danish mortgage lending (gross lending) stood at 32.3% in 2003, against 32.4% in 2002. The market share of net new lending rose from 27.7% in 2002 to 28.1%. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans.

The loan portfolio grew to DKr498bn at the end of 2003 from DKr469bn at the beginning of the year. The private market accounted for 58% of volume growth and 62% of the total volume at the end of the year.

In May, Standard & Poor's awarded Realkredit Danmark its highest possible rating, AAA, which is also the rating assigned to Danish government bonds. The rating applies to around 86% of the bonds issued by Realkredit Danmark. The bonds had already been given an Aaa rating by Moody's Investors Service - the highest rating awarded by that agency.

Danske Markets

DANSKE MARKETS (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Core income	2,525	2,153	603	555	675	692	417
Operating expenses and depreciation	1,353	1,799	301	310	408	334	707
Core earnings before provisions	1,172	354	302	245	267	358	-290
Total assets (avg.)	646,127	540,557	639,465	654,607	661,027	629,203	671,753
Risk-weighted items (avg.)	63,689	51,148	44,600	61,340	79,987	69,125	56,227
Allocated capital (avg.)	4,140	3,325	2,899	3,987	5,199	4,493	3,654
Core earnings before provisions as % p.a. of allocated capital	28.3	10.6	41.7	24.6	20.5	31.9	-31.7
Cost/core income ratio, %	53.6	83.6	49.9	55.9	60.4	48.3	169.5

Danske Markets is responsible for the Group's foreign-exchange, equity and fixed-income trading and serves corporate clients in connection with their issue of equity and debt. The area is also responsible for the Group's short-term liquidity. It serves the largest corporate and institutional customers as well as the Group's retail banking units. Danske Markets also includes Danske Research and Equity Research, the central units responsible for economic and financial research.

Core earnings before provisions at Danske Markets amounted to a satisfactory DKr1,172m, against DKr354m in 2002. All business units contributed to the increase, and income rose by 17% on 2002. Expenses in 2002 reflected costs of DKr350m incurred in the restructuring of the Group's investment banking activities. Excluding these costs, expenses fell by 7%.

Danske Markets' reporting includes the activities transferred from Danske Securities to Danske Markets on January 1, 2003, primarily equity trading and research in Copenhagen and the Group's corporate finance activities.

The prospects of economic improvement and rising equity prices led to an increase in corporate finance activities throughout the year, albeit from a low level. Danske Markets served as adviser on a number of significant mergers and acquisitions.

The trading volume in the Nordic equity markets increased considerably during the year, and the volume on the Copenhagen Stock Exchange was slightly larger than the volume in 2002. The Group retained its leading position in the Danish equity market after the organisational adjustments at the beginning of 2003.

Danske Markets' business with large corporate customers within the fields of lending and advice on payment services developed favourably, and its shares of the market in Denmark, Norway and Sweden grew.

In 2003, international fixed-income markets in general, and especially the money markets, were characterised by low interest rate levels. The Group's exposure to changes in interest rates, together with higher customer trading activity, added to the positive overall result. The low interest rates prompted many corporate customers to lock in their funding rates for the years ahead. In line with the trend of the preceding years, customers intensified their use of interest rate derivatives, and earnings on this growth market were satisfactory. Danske Markets consolidated its leading position in the three Nordic bond and money markets. In Sweden, Danske Markets carries out its bond and money market activities under the name of Danske Consensus.

Earnings from currency transactions benefited from the fairly large fluctuations in major currencies, Swedish kronor and Norwegian kroner. The fluctuations lifted sales of both conventional products and derivatives, such as options.

Danica Pension

DANICA PENSION (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income on allocated assets	310	410	97	62	68	83	97
Risk allowance	900	850	211	241	231	217	257
Unit-linked and health care business, etc.	-22	59	-72	9	24	17	25
Core insurance income	1,188	1,319	236	312	323	317	379
Funding cost, net	-184	-201	-57	-38	-41	-48	-48
Core insurance earnings	1,004	1,118	179	274	282	269	331
Allocated capital	6,910	6,311	6,910	6,913	6,721	6,556	6,519
Core earnings as % p.a. of allocated capital	14.5	17.7	10.4	15.9	16.8	16.4	20.[illegible]

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's team of insurance agents and advisers.

The Group reported core insurance earnings of DKr1,004m, against DKr1,118m in 2002. The increase in business volume lifted the life insurance risk allowance from DKr850m in 2002 to DKr900m in 2003. However, the increase could not offset the lower return on allocated capital and the increase in provisions for run-off business (loss-of-earnings-capacity insurance).

As a result of the return on investments, the postponed risk allowances of DKr954m for previous years were booked to Danske Bank's earnings from investment portfolios. The balance in the shadow account thus totals DKr859m, corresponding to the amount determined on January 1, 2002, when the Danish Financial Supervisory Authority introduced the concept of shadow accounts.

The satisfactory trend in premiums continued in 2003. Total gross premiums, including premium income for unit-linked policies, stood at DKr14.8bn, against DKr13.1bn in 2002 – an increase of 13%. Danica Pension continued to record sound growth in company pension schemes, although staff reductions in a number of businesses had a negative effect on premium income. The increase in gross premiums reflects single premiums of around DKr700m received upon the taking over of a number of large company pension schemes.

Gross premiums for unit-linked products were about DKr2.2bn, in line with the level in 2002. Regular premiums showed an increase which may be ascribed to the fact that unit-linked products have become an increasingly popular element of company pension schemes.

Sales of health care policies continued on their strong growth path. The number of health care policies stood at 50,000 at the end of 2003 - an increase of 20% on the figure recorded at year-end 2002. To this figure should be added about 15,000 policies for employees of the Danske Bank Group.

Danica Pension posted a return on investments of customer funds of 6.4%, against 3.2% in 2002. The return on bonds, including derivatives, totalled 5.4%. The return on equities was 16.9%, and the return on real property was 8.6%. Given the market conditions and the Group's chosen risk profile, the return was satisfactory. Unit-linked life insurance customers with a medium-risk profile obtained a return of 11.7%. The return on assets earmarked for the shareholders' equity was 3.7%.

The collective bonus potential amounted to DKr7.2bn at the end of 2003, or 5.0% of the life insurance provisions.

In December, Standard & Poor's, the international rating agency, upgraded Danica Pension from A+ to AA- in the category Insurer Financial Strength. The rating in this category reflects Danica Pension's financial strength, market position and ability to meet its obligations towards its customers.

Considering the return on investments in 2003 and modest expectations for future returns, the rate of interest on policyholders' savings has been fixed at 4.5% for 2004, the same rate as in 2003. Danica Pension intends to apply this rate throughout 2004.

Danske Capital

DANSKE CAPITAL (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income	2	-20	1	1	-1	1	4
Fee income	718	761	190	182	191	155	174
Other income	-35	8	-13	-5	-20	3	-1
Core income	685	749	178	178	170	159	177
Operating expenses and depreciation	402	389	117	89	109	88	111
Core earnings before provisions	283	360	61	89	62	71	66
Total assets (avg.)	1,561	2,434	2,314	805	746	1,577	565
Risk-weighted items (avg.)	1,379	1,104	1,628	1,303	1,409	1,172	1,146
Allocated capital (avg.)	90	72	106	85	92	76	74
Core earnings before provisions as % p.a. of allocated capital	315.7	501.7	230.5	420.5	270.8	372.8	354.5
Cost/core income ratio, %	58.7	51.9	65.7	50.0	63.5	55.3	62.7
Assets under management (DKr bn)	370	343	370	367	365	348	343

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

Core earnings before provisions at Danske Capital amounted to DKr283m, against DKr360m in 2002. Core income declined primarily because of a drop in the average proportion of equities under management from 27% in 2002 to 18% in 2003. Consequently, core income as a percentage of assets under management fell from 0.21% in 2002 to 0.19% in 2003. At the end of 2003, equities accounted for 19% of the assets under management, against 18% at the end of 2002.

Expenses increased by DKr13m, or 3%, on the level recorded in 2002.

Generally, Danske Capital achieved sound investment returns in 2003. Danish, Finnish and Baltic equities recorded especially strong returns, whereas the performance of other European and global equities did not fully meet expectations. All major bond segments yielded satisfactory returns.

Total assets under management increased by DKr27bn to DKr370bn. New agreements amounted to DKr9bn.

Danske Capital maintained its position on the Danish retail market with a total market share of net sales of unit trust certificates in Denmark of 40% and a 41% share of the total asset value. The market share of unit trusts catering to institutional clients was 9% at the end of 2003.

Danske Capital recorded an increase in sales of bond products in segments such as credit and high-yield bonds, and at the end of 2003, the total volume of these products amounted to DKr14.8bn, against DKr9.6bn at the beginning of the year. Sales of equity-based products were modest. The introduction of Danske Invest's Chinese fund was successful. Total sales reached DKr535m, and the fund generated a return of 36%.

Furthermore, Danske Capital strengthened its position in other parts of the Nordic region. Danske Capital in Sweden welcomed a significant number of new institutional clients, and revenue totalled DKr2.2bn. The result achieved by Danske Capital in Finland was also satisfactory, with core earnings of DKr12m.

Total assets under management by the Danske Bank Group, including the management of custody accounts and private banking funds under Banking Activities, amounted to DKr535bn at December 31, 2003.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	Full year 2003	Full year 2002	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 200[illegible]
Fixed-income positions	775	1,389	61	224	175	315	15[illegible]
Shares							
Unlisted	443	769	102	-34	367	8	30[illegible]
Listed	364	-426	23	24	262	55	7[illegible]
Currency	55	73	3	11	8	33	[illegible]
Hedging of interest rate risk, Danica Pension	0	157	0	0	0	0	[illegible]
Expenses	144	145	19	43	41	41	4[illegible]
Earnings from investment portfolios, banking business	1,493	1,817	170	182	771	370	48[illegible]
Share of return on investments, Danica Pension	122	41	-14	-5	65	76	7[illegible]
Risk allowance, Danica Pension	954	-850	954	0	217	-217	-25[illegible]
Earnings from investment portfolios, Danica Pension	1,076	-809	940	-5	282	-141	-18[illegible]
Total earnings from investment portfolios	2,569	1,008	1,110	177	1,053	229	30[illegible]
Total assets (avg.)	82,175	73,360	82,830	82,755	86,336	76,705	55,06[illegible]
Risk-weighted items, banking business (avg.)	25,357	32,057	25,523	24,545	25,516	25,856	29,02[illegible]
Allocated capital, banking business (avg.)	1,648	2,034	1,659	1,595	1,659	1,681	1,98[illegible]

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies providing the financial infrastructure in Denmark.

The Group's total earnings from investment portfolios amounted to DKr2,569m in 2003, against DKr1,008m the year before.

Earnings from investment portfolios generated by the banking business amounted to DKr1,493m, against DKr1,817m in 2002.

Fixed-income positions generated earnings of DKr775m – a decline of DKr614m on 2002. This fall in earnings was attributable primarily to the general increase in yields in 2003 in contrast to the significant decline in yields in 2002. In 2003, the lower interest rate risk also affected earnings.

Equities generated a total return of DKr807m, against DKr343m in 2002. Listed shares produced a gain of DKr364m, against a loss of DKr426m in 2002.

Unlisted shares generated a return of DKr443m, against DKr769m in 2002. The sale of shares in PBS Holding A/S produced a gain of DKr264m. The Bank also sold off shares in PBS International Holding A/S. The latter sale, which did not have any effect on the result, is subject to an agreement on subsequent adjustment to the purchase price.

Currency positions produced a gain of DKr55m, against DKr73m in 2002, and this was satisfactory in view of the market trend.

Earnings from investment portfolios in the insurance business were DKr1,076m, against a loss of DKr809m in 2002. The fact that the Group was able to book risk allowances from previous years totalling DKr954m contributed to the positive trend in earnings from investment portfolios.

Outlook for 2004

In 2004, macroeconomic conditions affecting the Nordic countries are expected to be more favourable than in 2003. Consequently, the Group expects to expand its activities from the level recorded in 2003. Lower average interest rates in Denmark and Norway are, however, likely to leave net interest income unchanged.

Fee income is expected to rise slightly in 2004 as a result of increased activities.

Trading income is likely to fall in step with the lower activity expected in the fixed-income and foreign exchange markets.

Core insurance earnings should increase as a result of an improved risk result.

Total core income should be at roughly the same level as in 2003.

The Group will continue to focus on tight cost containment in 2004. The decline in headcount in 2003 will help to cut staff expenses in 2004. Furthermore, severance payments will decrease in step with the falling number of staff leaving the Group. Finally, IT operating costs are expected to fall.

New accounting provisions that take effect in 2004 require that the Group capitalise the software it develops and that it distribute certain types of fee income across the applicable periods. The capitalisation of software developed by the Group is expected to add some DKr150m to the Group's net profit. The distribution of fee income reduces shareholders' equity at the beginning of 2004 by DKr198m but is not expected to affect the net profit for the year.

Therefore, the Group expects costs to decline further in 2004, although at a slower pace than in 2003. The downward trend in the cost/core income ratio recorded in recent years should thus continue in 2004.

The developments in the loan portfolio are not expected to lower its quality, and the provisioning ratio is therefore expected to remain relatively low.

Against this background, core earnings should be slightly higher in 2004.

As in previous years, earnings from investment portfolios in the banking and insurance businesses will depend on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 30% of pre-tax profit.

Copenhagen, February 5, 2004

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
CVR-nr. 61 12 62 28
www.danskebank.com

Danske Bank

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002
Net interest income from banking activities, etc.	3,878	3,907	3,809	4,023	4,015
Fee and commission income, net	1,470	1,487	1,522	1,485	1,498
Trading income	799	619	846	973	641
Other core income	231	233	413	250	249
Core insurance earnings	179	274	282	269	331
Total core income	6,557	6,520	6,872	7,000	6,734
Operating expenses and depreciation	3,830	3,496	3,815	3,679	4,260
Core earnings before provisions	2,727	3,024	3,057	3,321	2,474
Provisions for bad and doubtful debts	400	315	469	478	415
Core earnings	2,327	2,709	2,588	2,843	2,059
Earnings from investment portfolios	1,110	177	1,053	229	301
Profit before tax	3,437	2,886	3,641	3,072	2,360
Tax	985	855	1,097	813	532
Net profit for the period	2,452	2,031	2,544	2,259	1,828
Portion attributable to minority interests	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)					
Bank loans and advances	523	521	476	470	479
Mortgage loans	499	489	484	478	469
Bonds and shares	494	435	444	438	433
Due to credit institutions and central banks	300	315	291	349	320
Deposits	484	461	455	458	428
Issued bonds	765	683	697	688	700
Subordinated debt	34	34	32	30	31
Shareholders' equity	60	64	63	63	60
Total assets	1,826	1,769	1,722	1,764	1,752

Profit and loss account for Danske Bank Group

(DKr m)	2003	2002
Interest income	67,228	70,357
Interest expenses	46,963	51,334
Net interest income	20,265	19,023
Dividends from shares	235	227
Fee and commission income	7,514	7,390
Fees and commissions paid	1,462	1,336
Net interest and fee income	26,552	25,305
Securities and foreign exchange income	-713	675
Other operating income	1,237	1,230
Staff costs and administrative expenses	14,451	15,009
Amortisation, depreciation and write-downs	469	591
Other operating expenses	24	34
Provisions for bad and doubtful debts	1,662	1,420
Income from associated and subsidiary undertakings	2,586	1,008
Profit before tax	13,036	11,164
Tax	3,750	2,922
Net profit for the year	9,286	8,242
Portion attributable to minority interests	-	-

Danske Bank

Balance sheet for Danske Bank Group

(DKr m)	2003	2002
ASSETS		
Cash in hand and demand deposits with central banks	9,949	17,565
Due from credit institutions and deposits with central banks	166,117	199,620
Loans and advances	1,020,618	948,346
Bonds	481,883	422,680
Shares, etc.	11,980	9,572
Holdings in associated undertakings	1,423	1,673
Holdings in subsidiary undertakings	13,307	11,504
Intangible assets	64	-
Tangible assets	5,884	6,269
Own shares	986	732
Other assets	112,973	132,510
Prepayments	1,350	982
Total assets	1,826,134	1,751,553
LIABILITIES AND EQUITY		
Due to credit institutions and central banks	293,880	319,673
Deposits	483,884	427,940
Issued bonds	765,347	699,745
Other liabilities	181,313	210,609
Deferred income	595	624
Provisions for obligations	1,106	1,524
Subordinated debt	33,549	31,210
Minority interests	9	9
Shareholders' equity		
Share capital	7,117	7,320
Reserve from own shares	986	732
Revaluation reserve	37	38
Brought forward from prior years	47,428	47,367
Retained profit for the year	4,883	4,862
Total shareholders' equity	60,451	60,319
Total liabilities and equity	1,826,134	1,751,553
OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	79,965	85,357
Other commitments	106,026	95,768
Total off-balance-sheet items	185,991	181,125

Profit and loss account for Danske Bank

(DKr m)	2003	2002
Interest income	33,948	37,343
Interest expense	19,716	23,843
Net interest income	14,232	13,500
Dividends from shares	218	196
Fee and commission income	6,691	6,351
Fees and commissions paid	1,214	1,053
Net interest and fee income	19,927	18,994
Securities and foreign exchange income	-439	165
Other operating income	909	871
Staff costs and administrative expenses	11,420	11,547
Amortisation, depreciation and write-downs	439	508
Other operating expenses	10	27
Provisions for bad and doubtful debts	1,430	1,312
Income from associated and subsidiary undertakings	5,938	4,528
Profit before tax	13,036	11,164
Tax	3,750	2,922
Net profit for the year	9,286	8,242

PROPOSAL FOR ALLOCATION OF PROFITS		
Net profit for the year	9,286	8,242
Brought forward from prior years	-	-
Total amount to be allocated	9,286	8,242
Dividends	4,661	3,477
Transferred to reserve according to the equity method	3,852	-
Transferred to equity	773	4,765
Total allocation	9,286	8,242

Balance sheet for Danske Bank

(DKr m)	2003	2002
ASSETS		
Cash in hand and demand deposits with central banks	9,407	11,380
Due from credit institutions and deposits with central banks	210,737	249,655
Loans and advances	442,429	404,387
Bonds	350,499	288,455
Shares, etc.	11,159	9,257
Holdings in associated undertakings	1,036	1,273
Holdings in subsidiary undertakings	47,623	44,533
Intangible assets	64	-
Tangible assets	4,616	4,879
Own shares	986	732
Other assets	107,660	124,312
Prepayments	1,301	879
Total assets	1,187,506	1,139,742

LIABILITIES AND EQUITY		
Due to credit institutions and central banks	318,215	336,137
Deposits	454,600	394,712
Issued bonds	157,401	125,437
Other liabilities	163,172	191,745
Deferred income	505	532
Provisions for obligations	209	359
Subordinated debt	32,953	30,502
Shareholders' equity		
Share capital	7,117	7,320
Equity method reserve	3,852	-
Reserve for own shares	986	732
Revaluation reserve	37	38
Brought forward from prior years	47,428	47,367
Retained profit for the year	1,031	4,862
Total shareholders' equity	60,451	60,319
Total liabilities and equity	1,187,506	1,139,742

OFF-BALANCE-SHEET ITEMS		
Guarantees, etc.	179,846	195,361
Other commitments	98,450	88,044
Total off-balance-sheet items	278,296	283,405

Capital

CHANGES IN THE CAPITAL OF DANSKE BANK IN 2003 (DKr m)	Beginning of year	Capital reduction	Other additions	Other reductions	End of year
Share capital	7,320	-203	-	-	7,117
Equity method reserve	-	-	3,852	-	3,852
Reserve for own shares	732	-	254	-	986
Revaluation reserve	38	-	-	-1	37
Profit brought forward	52,229	203	1,027	-5,000	48,459
Total shareholders' equity	60,319	-	5,133	-5,001	60,451

The share capital is made up of 711,675,849 shares of DKr10, totalling DKr7,117m. All shares carry the same rights; there is thus only one class of shares. The average number of shares outstanding in 2003 was 696,374,857, against 719,314,404 in 2002. At the end of 2003, the number of shares outstanding stood at 672,265,752.

CHANGES IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	2003	2002
Shareholders' equity at January 1	60,319	57,091
One-off adjustments regarding insurance activities	-	1,369
Adjustment of accounting policies	250	-
Reduction of own shares	-5,000	-3,000
Reversal of revaluation reserve upon sale	-1	-12
Net profit for the year	9,266	8,242
Dividends	-4,661	-3,477
Dividends on own shares	258	97
Other	-	9
Shareholders' equity at December 31	60,451	60,319
Minority interests at January 1	9	10
Exchange rate adjustments	-	-1
Redemption of minority interests	-	-
Minority interests at December 31	9	9

CAPITAL BASE AND SOLVENCY RATIO (DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
Core capital, less statutory deductions	58,699	58,654	59,312	59,419
Eligible subordinated debt and revaluation reserve	32,595	29,590	32,204	29,124
Statutory deduction for insurance subsidiaries	-6,916	-6,560	-6,910	-6,556
Other statutory deductions	-329	-384	-329	-384
Supplementary capital, less statutory deductions	25,351	22,646	24,965	22,184
Total capital base, less statutory deductions	84,050	81,300	84,277	81,603
Weighted items				
not included in trading portfolio	699,455	700,698	464,216	474,811
included in trading portfolio, with market risk	67,530	73,452	70,042	69,100
Total weighted items	766,985	774,150	534,258	543,911
Core (tier 1) capital ratio, %	7.65	7.58	11.10	10.92
Solvency ratio, %	10.96	10.50	15.77	15.00
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margins of these companies are deducted from the Group's capital base ("liable capital") before the calculation of the solvency ratio. The consequent reduction in the solvency ratio was 0.8 percentage points at the end of 2003 and 0.8 percentage points at the end of 2002.

Cash flow statement for Danske Bank Group

(DKr m)	2003	2002
Net profit for the year	9,286	8,242
Adjustment for non-cash items in the profit and loss account	-1,217	57
Net profit for the year adjusted for non-cash items in the profit and loss account	8,069	8,299
Increase/decrease in working capital		
Loans and advances and amounts due from credit institutions	-51,195	-58,140
Deposits and amounts due to credit institutions	36,252	105,980
Mortgage bonds and other bonds issued	65,603	26,290
Other working capital	-40,407	15,970
Total	10,253	90,100
Cash flow from operations	18,322	98,399
Cash flow from investing activities		
Intangible fixed assets	-76	-
Tangible fixed assets	121	-138
Total	45	-138
Cash flow from financing		
Buyback of own shares	-5,000	-3,000
Subordinated debt	4,081	2,296
Dividends	-3,380	-3,477
Total	-4,299	-4,181
Cash and cash equivalents, beginning of year	494,414	400,334
Increase/decrease in cash and cash equivalents	14,068	94,080
Cash and cash equivalents, end of year	508,482	494,414

Notes to the profit and loss account

Segments 2003

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danica Pension	Danske Capital	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	12,641	3,226	-	-	2	-452	15,617	920	3,728	20,265
Dividends from shares	154	-	-	-	1	-	155	75	5	235
Fee and commission income	5,106	186	-	-	718	-46	5,964	-24	112	6,052
Net interest and fee income	18,101	3,412	-	-	721	-498	21,736	971	3,845	26,552
Trading income/Securities and foreign exchange income	648	18	2,525	-	-37	83	3,237	88	-4,038	-713
Other operating income	185	110	-	-	1	676	972	265	-	1,237
Expenses, depreciation and amortisation	10,856	1,407	1,353	-	402	778	14,796	144	-	14,940
Other operating expenses	13	-	-	-	-	11	24	-	-	24
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	1,004	-	-	1,004	1,389	193	2,586
Provisions for bad and doubtful debts	-	-	-	-	-	-	1,662	-	-	1,662
Profit before tax	8,065	2,133	1,172	1,004	283	-528	10,467	2,569	-	13,036
Total assets (avg.)	515,586	519,491	646,127	-	1,361	5,339	1,687,904	82,175	-	1,770,079
Risk-weighted items (avg.)	432,182	241,963	83,689	-	1,379	4,875	744,088	25,357	-	769,445
Allocated capital (avg.)	28,092	15,728	4,140	6,910	90	317	55,276	1,648	-	56,924
Number of full-time-equivalent staff at December 31	10,511	1,002	525	821	201	3,840	16,900	35	-	16,935

Segments 2002

(DKr m)	Banking Activities	Mortgage Finance	Danske Markets	Danica Pension	Danske Capital	Other	Core earnings	Earnings from investment portfolios	Trading income, etc.	Total *
Net interest income	13,715	3,054	-	-	-20	-890	15,859	881	2,283	19,023
Dividends from shares	145	-	-	-	1	-	146	73	8	227
Fee and commission income	5,033	175	-	-	761	-128	5,841	-26	240	6,055
Net interest and fee income	18,893	3,229	-	-	742	-1,018	21,846	928	2,531	25,305
Trading income/Securities and foreign exchange income	683	141	2,153	-	6	-5	2,978	433	-2,736	675
Other operating income	173	100	-	-	1	849	1,123	103	4	1,230
Expenses, depreciation and amortisation	11,579	1,275	1,799	-	389	413	15,455	145	-	15,600
Other operating expenses	15	-	-	-	-	19	34	-	-	34
Insurance activities/ Income from associated and subsidiary undertakings	-	-	-	1,118	-	-	1,118	-311	201	1,008
Provisions for bad and doubtful debts	-	-	-	-	-	-	1,420	-	-	1,420
Profit before tax	8,155	2,195	354	1,118	360	-606	10,156	1,008	-	11,164
Total assets (avg.)	510,148	483,837	540,557	-	2,434	5,031	1,542,007	73,360	-	1,615,367
Risk-weighted items (avg.)	430,319	229,705	51,148	-	1,104	5,031	717,307	32,057	-	749,364
Allocated capital (avg.)	27,971	14,931	3,325	6,311	72	327	52,937	2,084	-	55,021
Number of full-time-equivalent staff at December 31	10,995	1,053	588	848	210	4,079	17,773	44	-	17,817

* The accounting format of the Danish Financial Supervisory Authority.

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	9098
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	02/05 06:06
USAGE T	12'11
PGS.	26
RESULT	OK